File No. 024-12157

OFFERING CIRCULAR SUPPLEMENT NO. 1 DATED APRIL 11, 2023

(To the offering circular dated MARCH 30, 2023 and qualified on APRIL 3, 2023)

EXPLANATORY NOTE

This document (the "Supplement") supplements and should be read in conjunction with the offering circular of Greene Concepts, Inc. (the "Company," "we," "us," or "our") dated March 30, 2023 and qualified by the Commission on April 3, 2023 ("Offering Circular").

The purpose of this Supplement is to disclose the (i) correct exercise dates for the Warrant; and (ii) a Warrant redemption event by the Company .

Greene Concepts, Inc.

13195 U.S. Highway 221 N

Marion, North Carolina, 28752

(844) 889-2837; www.greeneconcepts.com

Up to $13,500,000

500,000,000 Units

$0.007 PER UNIT

Each Unit consisting of 3 Shares of Common Stock and 2 Warrants exercisable at $0.01 per Warrant.

1,000,000,000 Shares of Common Stock to be issued upon Exercise of Warrants

This is a public offering of up to $13,500,000. We are offering 500,000,000 units, each unit consisting of 3 Shares of Common Stock of Greene Concepts, Inc., par value $0.0001, and 2 warrants ("Units"), at an offering price of $0.007 per Unit (the "Offered Units") by the Company, on a best efforts basis with no minimum offering required. Through the sale of Units, the Company is offering a maximum of 2,500,000,000 shares. Once purchased, an investor may separately transfer the Common Stock and the Warrant, at its discretion. The Warrants are exercisable upon purchase. Once the Units offered by the Company are qualified by the Securities and Exchange Commission (the “SEC”), the securities underlying the Units will also be qualified for sale.

The Warrants are exercisable at any time on or after the purchase date of the Unit (the “Initial Issue Date”) and on or prior to the close of business on the two (2) year anniversary of the Initial Issue Date (the “Termination Date”) but not thereafter.

This Warrant shall be redeemable by the Company at $0.01 per share remaining subject hereto after 20 business days' written notice if the price of the Common Stock closes above $0.50 for 20 consecutive trading days and provided that the Company then has in effect an effective registration statement with respect to the shares of Common Stock issuable upon exercises of this Warrant.

SIGNATURES

Pursuant to the requirements of Regulation A, the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this Supplement No. 1 to Regulation A Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Marion, State of North Carolina, on April 11, 2023.

(Exact name of issuer as specified in its charter): Greene Concepts, Inc.

By (Signature and Title):	/s/ Leonard Greene
Leonard Greene Chief Executive Officer (Principal Executive Officer) and Director

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature):	/s/ Leonard Greene
Leonard Greene
(Title):	Chief Executive Officer and Director

(Date):	April 11, 2023

SIGNATURES OF DIRECTORS:

/s/ Leonard Greene	April 11, 2023
Leonard Greene	Date

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